UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EnteroMedics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29365M 10 9
(CUSIP Number)
PAUL H. KLINGENSTEIN
ABERDARE VENTURES
ONE EMBARCADERO CENTER, SUITE 4000
SAN FRANCISCO, CALIFORNIA 94111
TELEPHONE: (415) 392-7442
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		936,764 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

936,764 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

936,764 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 3 to the statement on Schedule 13D is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 238,565 shares of Common Stock held by Aberdare II, (ii) 693,249 shares of Common Stock held by Aberdare II Annex and (iii) 4,950 shares of Common Stock held by Aberdare II Bermuda.
(3) This percentage is calculated based upon 27,892,388 shares of the Issuer’s Common Stock outstanding as of December 14, 2010 as provided by Issuer and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”).

2.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare II Annex Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		936,764 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

936,764 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

936,764 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 238,565 shares of Common Stock held by Aberdare II, (ii) 693,249 shares of Common Stock held by Aberdare II Annex and (iii) 4,950 shares of Common Stock held by Aberdare II Bermuda.
(3) This percentage is calculated based upon 27,892,388 shares of the Issuer’s Common Stock outstanding as of December 14, 2010 as provided by Issuer and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

3.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare Ventures II Bermuda, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		936,764 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

936,764 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

936,764 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 238,565 shares of Common Stock held by Aberdare II, (ii) 693,249 shares of Common Stock held by Aberdare II Annex and (iii) 4,950 shares of Common Stock held by Aberdare II Bermuda.
(3) This percentage is calculated based upon 27,892,388 shares of the Issuer’s Common Stock outstanding as of December 14, 2010 as provided by Issuer and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

4.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare GP II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		936,764 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

936,764 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

936,764 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 238,565 shares of Common Stock held by Aberdare II, (ii) 693,249 shares of Common Stock held by Aberdare II Annex and (iii) 4,950 shares of Common Stock held by Aberdare II Bermuda.
(3) This percentage is calculated based upon 27,892,388 shares of the Issuer’s Common Stock outstanding as of December 14, 2010 as provided by Issuer and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

5.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Paul H. Klingenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		30,148 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		936,764 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,148 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

936,764 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

966,912 shares of Common Stock (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 26,207 shares of Common Stock held by Klingenstein and (ii) 3,941 shares of Common Stock issuable upon exercise of options held by Klingenstein, which options are exercisable within 60 days of the date of this filing.
(3) Includes (i) 238,565 shares of Common Stock held by Aberdare II, (ii) 693,249 shares of Common Stock held by Aberdare II Annex and (iii) 4,950 shares of Common Stock held by Aberdare II Bermuda.
(4) This percentage is calculated based upon 27,892,388 shares of the Issuer’s Common Stock outstanding as of December 14, 2010 as provided by Issuer and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

6.

Introductory Note: This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2009 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 1, 2009 (the “Amendment No. 1”) and further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 15, 2010 (the “Amendment No. 2”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of EnteroMedics Inc. (the “Issuer”). This Amendment No. 3 is being made to reflect the Reporting Persons’ holdings following the recent public offering of securities of the Issuer on December 14, 2010, as more fully described in Item 3 below (the “Offering”). The Reporting Persons did not participate in the Offering. All outstanding shares of Series A Non-Voting Convertible Preferred Stock held by the Reporting Persons were automatically converted into shares of Common Stock on a 1:1 basis immediately following the closing of the Offering. This Amendment No. 3 amends and supplements the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, as specifically set forth herein. Except as set forth below, all previous Items in the Original Schedule 13D, as amended by Amendment No. 1, and further amended by Amendment No. 2, remain unchanged. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2 as applicable.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:
The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 3 is provided as of the date of this filing:

		Shares
		Issuable
		Upon
	Shares	Exercise of	Sole	Shared	Sole	Shared		Percentage
	Held	Options Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Directly (1)	Power	Power (2)	Power	Power (2)	Ownership (1)	Class (3)

Aberdare II	238,565	0	0	936,764	0	936,764	936,764	3.4%

Aberdare II Bermuda	4,950	0	0	936,764	0	936,764	936,764	3.4%

Aberdare II Annex	693,249	0	0	936,764	0	936,764	936,764	3.4%

Aberdare GP II	0	0	0	936,764	0	936,764	936,764	3.4%

Klingenstein	26,207	3,941	30,148	936,764	30,148	936,764	966,912	3.5%

(1)
Comprised of securities exercisable within 60 days of the filing date of This Amendment No. 3. Because the Up Front Warrants are not exercisable within 60 days of the filing date, the shares of Common Stock underlying the Up Front Warrants are not included in this table.

(2)
Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.

(3)
This percentage is calculated based upon 27,892,388 shares of the Issuer’s Common Stock outstanding as of December 14, 2010 as provided by Issuer and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

As of December 14, 2010, the Reporting Persons ceased ownership of more than five percent (5%) of the shares of Common Stock.
Item 7. Material to Be Filed as Exhibits
A.	Agreement regarding filing of joint Schedule 13D.

7.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 28, 2010

/s/ Paul H. Klingenstein
Paul H. Klingenstein ABERDARE VENTURES II, L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

8.

EXHIBIT INDEX
A.	Agreement regarding filing of joint Schedule 13D.

9.